SIDLEY AUSTIN LLP

1000 LOUISIANA STREET

SUITE 5900

HOUSTON, TX 77002

+1 713 495 4500

+1 713 495 7799 FAX

AMERICA ● ASIA PACIFIC ● EUROPE

February 24, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Alexandra Barone; Joshua Shainess

Re:	TradeUP Global Corporation

Amendment No. 3 to Registration Statement on Form F-4

Filed January 27, 2022

File No. 333-260418

Ladies and Gentlemen:

On behalf of our client, TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 17, 2022 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to Registration Statement on Form F-4 (File No. 333-260418) submitted via EDGAR on January 27, 2022.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. The Company is concurrently filing via EDGAR an Amendment No. 4 to Registration Statement (the “Amendment No. 4”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 3 to Form F-4 filed January 27, 2022

Summary Historical Financial Information of SAI, page 46

1.	We note that the consolidated VIE constituted a material part of your consolidated financial statements for all periods presented. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOE who is the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has added disclosures on pages 47-50 of Amendment No. 4 to address the Staff’s comment.

U.S. Securities & Exchange Commission

February 24, 2022

Risk Factors

Because there has been limited precedent set for financial accounting for bitcoin and other cryptocurrency assets ..., page 68

2.	We note that with respect to bitcoin and other cryptocurrency assets, you state that “There is no official guidance has yet been provided by the Financial Accounting Standards Board, the International Accounting Standards Board or the SEC.” Please help us understand the basis for these statements and your accounting policies and consider the need to revise or remove these statements.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 72 of Amendment No. 4 to remove the statement.

Accounting for the Business Combination, page 178

3.	Refer to the pro forma table summarizing New SAI common stock ownership following the closing of the subject transaction. Please revise to annotate and reclassify 2,160,454 New SAI Class A ordinary shares that are issuable to affiliates of the Sponsor who are existing shareholders of SAI consistent with your presentation elsewhere in your filing.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 183 of Amendment No. 4 (Note 2) to reclassify 2,160,454 New SAI Class A ordinary shares, which are issuable to affiliates of the Sponsor who are existing shareholders of SAI to TradeUP Founder Shares in consistency with the presentation elsewise in the filing.

Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021, page 180

4.	We note your response to comments 4 and 6. You stated that the issuance and settlement of the warrants for 9.8 million Series Pre-A Preferred Shares are not subject to accounting treatments. However, it remains unclear to us why three investors, holding 7.99% equity interest of Beijing Sai received a warrant for such number of underlying shares that ultimately comprised 71% of Series Pre-A shares. The warrant appears to constitute a distribution that diluted the ownership of the other Beijing Sai shareholders who “returned to SAI equivalent to the effect of the disposal of an investment in a subsidiary at carrying value by SAI.” Please tell us how you considered the fair value of the warrant and why its disproportionate impact on new SAI investors (former Beijing SAI investors) would be inconsequential for accounting purposes. Refer to your basis in the accounting literature.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has addressed its comment regarding the disproportionate impact of the warrants on new SAI investors as well as the reason behind not subjecting the warrants to accounting treatments in the subsequent paragraphs.

U.S. Securities & Exchange Commission

February 24, 2022

The three investors, together holding 7.99% of the equity interest in Beijing SAI, appear to have received a warrant pursuant to which an inconsistent number of underlying shares, which ultimately comprised 71% of Series Pre-A shares, would be granted.

This inconsistency resulted from our basing the calculation of the 7.99% equity interest on the total outstanding shares being 122.5 million at the time of the warrant issuance as opposed to our calculation of the 71% of Series Pre-A shares which was based on the Series Pre-A Preferred Shares being 13.9 million.

Additionally, the shareholding percentage of the other Series Pre-A share investors in New SAI remains unchanged, retaining the same percentage as in former Beijing SAI. Therefore, the warrants do not have a disproportionate impact on the New SAI investors (formerly the Beijing SAI investors).

SAI granted the three shareholders of Beijing SAI warrants to purchase 9,864,312 Series Pre-A Preferred Shares of SAI at an exercise price of $0.1882 per share, which totaled $1,856,464, in order for them to withdraw their investment of RMB 12.0 million (approximately US$1.86 million) in Beijing SAI and invest the equivalent U.S. dollar amount in SAI through the exercise of warrants so that they could become the shareholders of SAI upon the listing of SAI.

On September 2021 the RMB12 million was withdrawn from Beijing SAI by the three shareholders and the equivalent U.S. dollar amount was invested in SAI. Consequently 9,864,312 Series Pre-A Preferred Shares were issued to the three investors.

As aforementioned, the warrants do not cause net cash delivery, nor cause SAI to transfer, receive any assets, nor exchange any other financial instruments on potential favorable or unfavorable terms. Therefore, the warrants are considered to be a commitment between the investors and SAI rather than financial instruments as defined in ASC 805-20. Thus, the issuance and settlement of the warrants are not subject to accounting treatments.

SAI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting SAI’s sales of digital mining machines and hosting service fee, page 226

5.	Please update your disclosure to address changes in the regulatory environment in Kazakhstan, including but not limited to the Kazakh President’s order for a 500% hiked electricity surcharge in addition to import charges for mining equipment. Additionally, disclose whether your hosting contracts are subject to fixed or variable pricing and if reasonably estimable, how the increased power supply costs could materially impact your gross margins.

Response:

The Company acknowledges the Staff’s comment and has added additional disclosure in the F-4 on pages 230-231 under “Regulatory Environment in Kazakhstan” and on pages 41-42 under “Recent Developments — Kazakhstan” of Amendment No. 4. The Company also advises that Staff that it and SAI have consulted with SAI’s legal counsel from Kazakhstan with regards to the regulatory environment in Kazakhstan. Currently, the rumored Kazakh President’s order for a 500% hiked electricity tax surcharge is not final and still in stages of discussion within the government. As of the filing date of Amendment No. 4, the proposed increase in electricity surcharge is not final and in effect. The final amount for an electricity tax on the crypto mining industry has not yet been determined. Additionally, the proposed import charges for mining equipment are also being discussed and not final. Therefore, it is uncertain if the import tax surcharge will be approved.

U.S. Securities & Exchange Commission

February 24, 2022

SAI’s hosting contracts with clients are subject to fixed pricing, currently with a standard rate of $0.055 kW/h. SAI’s power supply agreement (for both the datacenters with a capacity of 15 MW in Phase I, which have been operating since August 2021, and the datacenters with a capacity of 90 MW in Phase II, which have halted operations due to the pandemic and national riots and delayed the business combination) set a power service fee at unit price of $0.045 kW/h, which covers the electricity tax cost. Under the terms of SAI’s agreement, beginning on January 1, 2022, SAI’s service fee rate is subject to adjustments based on achieved operational scale and market price, but such adjusted rate should not exceed the current rate of $0.045 kW/h.

If the electricity tax surcharge order is finalized, upon SAI’s power supplier’s potential request, SAI may initiate negotiations regarding the pricing and terms adjustments with both its power supplier and hosting clients; SAI plans to pass the increased cost to its hosting clients to maintain a reasonable profit margin for its hosting business.

In the 500% surcharge case scenario, which results in a $0.0115 kW/h electricity tax rate (and a potential increase of SAI’s adjusted power cost up to $0.0565 kW/h and adjusted hosting service charge up to $0.0665) such hosting price remains competitive in comparison to rates for other popular hosting service providers in North America such as the United States and Canada, which based on one of the local major hosting providers Compass Mining’s website facilities information, quotes received from local service providers by SAI and SAI’s market research, typically range from $0.065 to $0.0725. Considering the significant additional cost of transporting and relocating the existing bitcoin mining machines, as well as the tremendous work involved in negotiations and conducting due diligence required to partner with new hosting providers in North American countries, SAI believes its hosting clients are highly unlikely to shift their existing hosting services away from Kazakhstan and SAI solely because of the aforementioned tax surcharge.

Lastly, any increase in import charges on SAI’s mining equipment will not impact SAI’s gross margins because these import charges are borne by its hosting clients under the terms of the current hosting agreement. Considering import tax is a one-time expense and the operating cost to mine one bitcoin is significantly lower than the price, SAI believes the import tax won’t discourage its client from shipping their mining devices to Kazakhstan.

Thus, SAI does not expect any material impact to its hosting business as a result of any proposed electricity tax surcharges and import tax.

6.	Disclose the cost of shipping over 5,000 bitcoin mining machines to the Kazakhstan data centers on behalf of your third-party hosting customers and whether they were incurred at your own expense or reimbursable by your customers.

Response:

The Company acknowledges the Staff’s comments and advises the Staff that it has revised its disclosure on page 204 of Amendment No. 4.

Factors affecting block rewards and bitcoin transaction fees, page 227

7.	Please expand your disclosure to quantify any significant increase in your bitcoin holdings as of the most recent practicable date, in terms of the number of bitcoin units held at either third party hosted wallet service or a cold wallet as a result of self-mining activities and bitcoin consideration received from your customers if any. Further disclose any significant impairment charge as a result of the bitcoin price collapse during January 2022.

Response:

The Company acknowledges the Staff’s comments and advises the Staff that it has revised its disclosure on page 231 of Amendment No. 4.

U.S. Securities & Exchange Commission

February 24, 2022

Liquidity and Capital Resources

Contractual Obligations and Contingencies, page 233

8.	Disclose whether the 10-year strategic cooperation agreement for up to 600MW of power supply is a fixed price arrangement. If not, discuss the increase in the cost of the power supply in Phase 1, for which you have contracted 100 MW of power supply, the historical cost of the power supply as a percentage of revenues and if reasonably estimable, the projected increase as a percentage of revenues, resulting from the electricity tax hike recently ordered by the President of Kazakhstan.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has addressed its comment regarding 10-year strategic cooperation agreement in the subsequent paragraphs.

The 10-year strategic cooperation agreement, for up to 600MW of power supply is composed of two phases. This includes a 100 MW for Phase I and an extension of 300 - 500 MW for Phase II. Phase I cooperation was secured and executed through a definitive Power Service Agreement, which SAI entered into on July 18, 2021 (the “Power Service Agreement”), for an actual total of 105 MW (as described below) with a fixed cap price arrangement. Phase II cooperation has not been finalized by the respective parties thereto and thus is not subject to a specific pricing arrangement.

The Phase I definitive Power Service Agreement establishes the power service fee at a unit price of $0.045 kW/h, which also covers the electricity tax cost. Under the terms of SAI’s agreement, commencing on January 1, 2022, the power service fee rate is subject to adjustments based on achieved operational scale and market price. However, such adjusted rate should not exceed the current rate of $0.045 kW/h.

On July 16, 2021, SAI entered into a bitcoin mining hosting service agreement with its hosting clients that sets a fixed hosting service fee priced at a standard rate of $0.055 kW/h. Thus, the historical cost of the power supply for its hosting business as a percentage of revenues is 81.8%.

As further disclosed herein, the Company and SAI consulted with SAI’s Kazakhstan legal counsel regarding the regulatory environment in the country. Currently, the rumored Kazakh President’s electricity tax surcharge order is not effective and still in stages of discussion within the government. Thus as of the filing date of Amendment No. 4, SAI is unable to reasonably estimate the projected increase of power supply as a percentage of revenues resulting from the proposed electricity tax hike given that any potential increase is yet to be decided.

If the electricity tax surcharge order is finalized, SAI expects to initiate negotiations over the pricing and terms adjustments with both its power service provider and hosting clients to pass on the increased cost to its hosting clients and ensure that its operation margin for its hosting business will remain at a reasonable rate compared to historical percentages. In the 500% surcharge case scenario, which results in a $0.0115 kW/h electricity tax rate (and a potential increase of SAI’s adjusted power cost up to $0.0565 kW/h and adjusted hosting service charge up to $0.0665) such hosting price remains competitive in comparison to rates for other popular hosting service providers in North America such as the United States and Canada, which based on one of the local major hosting providers Compass Mining’s website facilities information, quotes received from local service providers by SAI and SAI’s market research, typically range from $0.065 to $0.0725. Considering the significant additional cost of transporting and relocating the existing bitcoin mining machines, as well as the tremendous work involved in negotiations and conducting due diligence required to partner with new hosting providers in North American countries, SAI believes its hosting clients are highly unlikely to shift their existing hosting services away from Kazakhstan and SAI solely because of the aforementioned tax surcharge. SAI thus does not expect these changes to materially impact its hosting business.

U.S. Securities & Exchange Commission

February 24, 2022

Capital Expenditures, page 233

9.	As of the most recent practicable date, disclose the cost of your infrastructure investment to build out your data centers in Kazakhstan, the estimated cost at completion, and your means of financing. If the arrangement contains a lease, please disclose the carrying amount of your right of use asset and related lease liability.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has addressed its comment regarding the cost of SAI’s infrastructure investment to build out its data centers in Kazakhstan in the subsequent paragraphs, and added additional disclosure in the amended F-4 on Page 237 under “Capital Expenditures”.

On July 18, 2021, SAI entered into the Power Service Agreement with Better Tech for Phase I cooperation in Kazakhstan. The Power Service Agreement was for a total electrical power capacity of 105 MW, which was broken down into two phases, including 15 MW in Phase I and 90 MW in Phase II.

Pursuant to the terms of the Power Service Agreement, the supplier agrees to secure and provide SAI with a defined capacity of power and electricity supply, infrastructure layout, and operating supporting services, including, but not limited to, upgrading the bitcoin mining equipment firmware, power technical support and regular monitoring of the designated two datacenters in Kazakhstan. The lease for the two designated datacenters is covered by the power supplier because the power supplier is the lessee. Accordingly, SAI does not carry such lease liability.

As of December 31, 2021, SAI has spent $830,000 from its self-account cash balance for the operation build-out in Kazakhstan as defined in the Power Service Agreement and further disclosure is provided in the amended F-4 on page 237. SAI estimates that for the fiscal years ending in December 31, 2022, December 31, 2023 and December 31, 2024, the estimated amounts of capital expenditures for both self-mining and hosting operations expected to be incurred will be $25.2 million, $117.3 million and $200.3 million, respectively, among which, the infrastructure capital expenditures are estimated to account for $13.3 million, $20.2 million and $25.4 million, respectively. SAI anticipates funding its future capital expenditures primarily with net cash flows from operating activities and financing activities including the cash received from the de-SPAC merger transaction.

U.S. Securities & Exchange Commission

February 24, 2022

Unaudited Financial Statements of SAITECH Limited

Notes to Unaudited Condensed Consolidated Financial Statements

Redeemable Preferred Shares, page F-77

10.	We note your response to comment 5. Although the Series Seed shares share the same characteristics as ordinary shares and additionally, would be treated as a class of common stock for EPS calculation purposes, the Series Seed shares would be considered preferred stock and the ordinary shares would be considered common stock under ASC 260. Accordingly, please present the Series Seed Shares on the basis of their legal form in the Balance Sheet and the Consolidated Statements of Changes in Shareholders’ Equity so that it is transparent that they were outstanding as of the most recent Balance Sheet Date.

Additionally, please exclude the 9.8 million Series Pre-A Preferred Shares from the rollforward of redeemable preferred shares as they were not outstanding as of the balance sheet date.  Include an explanatory footnote as appropriate.  Further make clear when SAI received $1.8 million for the exercise of the warrant.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 185 of Amendment No. 4 to address the Staff’s comment’s concerning Series Seed shares. The Company has presented the Series Seed Shares on the basis of their legal form in the Balance Sheet and the Consolidated Statements of Changes in Shareholders’ Equity.

The Company also advises the Staff that the 9.8 million warrants with underlying Series Pre-A Preferred Shares are considered to be commitment between the investors and the Company rather than financial instruments. The Company expects that there are no uncertainties in exercising the warrants because the exercise conditions are considered to be administrative procedures. The $1.8 million for the exercise of the warrant was considered paid by the warrant holders at their Series Pre-A investment in Beijing SAI on September 2020. The administrative procedures for the exercise of the warrants have been completed and the funds were received by SAI on September 9, 2021. The 9.8 million Series Pre-A Preferred Shares were issued at the same date. The Company considered the Series Pre-A Preferred Shares should be retrospectively stated in the financial statements as if they have been issued on September 2020 and were considered outstanding as of the balance sheet date. The Company expands footnote 3 on page F-63 to this effect.

Subsequent Events, page F-81

11.	Refer to your disclosure regarding the definitive business combination agreement with TradeUP Global Corporation. As disclosed elsewhere in your filing, 2,160,454 New SAI Class A ordinary shares are issuable to affiliates of TradeUP Global’s Sponsor who are existing shareholders of SAI. Such New SAI Class A shares are the equivalent of 16,151,719 shares SAI Class A ordinary shares (prior to the application of the Exchange Ratio), which account for a majority of the outstanding SAI Class A ordinary shares held by them prior to the Business Combination. Please expand your related party disclosures to address:

●	the nature of the relationship between the SAI shareholders and TradeUP Global’s Sponsor and affiliates;

●	any transactions between them, however, nominal; and

●	any control relationship and the effect of such control relationship between the combining entities.

If necessary to the understanding of the relationship, please identify the shareholder(s) who are affiliates of the TradeUP Global’s Sponsor.  Refer to ASC 850-10-50-1, 50-3, 50-5 and 50-6.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on F-48 and F-67 of Amendment No. 4 to address the Staff’s comment.

U.S. Securities & Exchange Commission

February 24, 2022

General

12.	In light of the recent announcements by Kazakhstan’s President regarding the regulation of the cryptocurrency mining industry, please disclose and discuss the new potential cryptocurrency tax and proposed regulatory regime and how this may impact SAI’s operations in Kazakhstan. State whether these developments are expected to have a material adverse effect on SAI’s operations. Additionally, given that the projected financial information factored in assumptions of processing power of the bitcoin network and fixed tax rates at the time it was prepared, please disclose whether or not such projections will be impacted by the recent developments.

Response:

The Company acknowledges the Staff’s comment and added additional disclosure on pages 41-42 and pages 228-229 under “Recent Developments — Kazakhstan” of Amendment No. 4. The Company also advises the Staff that it has consulted SAI’s Kazakhstan legal counsel with regards to the regulatory environment in Kazakhstan. Currently, the Kazakh President’s proposed order for a higher electricity tax surcharge is not final and still in stages of discussion within the government. As of the date of Amendment No. 4 the proposed increase in electricity surcharge is not final and in effect. The final amount for an electricity tax on the crypto mining industry has not yet been determined. Additionally, the proposed import related charges for the mining equipment regulatory framework are also being discussed and not final.

Our hosting contracts with clients are subject to fixed pricing, currently at a standard rate of $0.055 kW/h. Our Power Service Agreement (for both the datacenters with a capacity of 15 MW in Phase I, which have been operating since August 2021, and the datacenters with a capacity of 90 MW in Phase II, which have halted operations due to the pandemic and national riots) sets a power service fee at a unit price of $0.045 kW/h which covers the electricity tax cost. Per the terms of our agreement, beginning on January 1, 2022, our service fee rate is subject to adjustments based on achieved operational scale and market price, but such adjusted rate should not exceed the current rate of $0.045 kW/h which covers the electricity tax cost at the current effective rate of $0.0023 kW/h.

Once the electricity tax surcharge order is finalized, upon our power supplier’s potential request, we plan to initiate negotiations regarding the pricing and terms adjustments with both of our power service provider and hosting clients; in order to pass on the increased cost to hosting clients and ensure that our operation margins for our hosting business remain robust and healthy.

In the 500% surcharge scenario which results in a $0.0115 kW/h electricity tax rate (and a potential increase of SAI’s adjusted power cost up to $0.0565 kW/h and adjusted hosting service charge up to $0.0665) such hosting price remains competitive in comparison to rates for other popular hosting service providers in North America such as the United States and Canada, which based on one of the local major hosting providers Compass Mining’s website facilities information, quotes received from local service providers by SAI and SAI’s market research, typically range from $0.065 to $0.0725. Considering the significant additional cost of transporting and relocating the existing bitcoin mining machines, as well as the tremendous work involved in negotiations and conducting due diligence required to partner with new hosting providers in North American countries, SAI believes its hosting clients are highly unlikely to shift their existing hosting services away from Kazakhstan and SAI solely because of the aforementioned tax surcharge. Lastly, any increase in import charges on SAI’s mining equipment will not impact its gross margins because these import charges are borne by SAI’s hosting clients under the terms of its hosting agreement. Thus, SAI does not expect any material impact to its hosting business due to any proposed electricity tax surcharges or changes in regulatory regime.

U.S. Securities & Exchange Commission

February 24, 2022

SAI also does not expect a material impact to its self-mining business projections in the 500% surcharge case scenario, as described above. The electricity cost to mine one bitcoin using a S19 Pro bitcoin mining machine, based on a $0.045 kW/h electricity unit cost, is approximately $7,098. With an increased electricity unit cost factoring the 500% potential tax surcharge, the electricity cost to mine one bitcoin at $0.0565 kW/h will increase to $8,912. At $35,000 bitcoin market price assumption, the average gross margin of SAI’s self-mining business would decrease from 79.7% to 74.6%, which indicates a potential decrease in profitability by 6.5% and remains highly profitable. Meanwhile, as disclosed in the Registration Statement, SAI is accelerating its global diversified operations and expansion outside of Kazakhstan to Mexico, Finland, and the United States. SAI believes its overall operations are well hedged against such regional disruptions. See “Recent Developments — Kazakhstan” of the proxy statement/prospectus for additional information.

Therefore, SAI’s management has advised TradeUP that it believes that the recent developments in Kazakhstan are uncertain and anticipated to mildly affect the projected revenues, income or other operating results included in the foregoing projections. However, SAI recognizes the current political risks and has accepted a higher discount rate proposed by TradeUP which factors in the increase in uncertainties related to meeting certain targets, given the potential for prolonged political risks that could impact SAI’s growth plans in Kazakhstan.

On January 26, 2022, both parties agreed on a revised valuation of $188 million, which represents a 17.5% discount on the prior valuation and merger consideration to the merger transaction. This has been reflected in the parties’ agreed amended merger consideration as described in “—Background of the Business Combination.” Based on potential regulatory changes (including the current proposed regulatory changes) in Kazakhstan, and elsewhere, to various costs, and SAI’s intent to redirect certain operations to more cost-efficient jurisdictions (assuming regulatory changes make operations in other jurisdictions economically desirable), SAI cannot project nor predict at this time which revenues or costs, or total income or other specific operating results, would reasonably be expected to be adjusted.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 495-4531. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP